

Mailstop 3233

January 23, 2018

Via U.S. Mail
Christopher J. Bub
Vice President and Chief Financial Officer
Peak Resorts, Inc.
17409 Hidden Valley Drive
Wildwood, MO 63025

> **Re: Peak Resorts, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2017**
> **Filed July 13, 2017**
> **File No. 1-35363**

Dear Mr. Bub:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended April 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please tell us your basis for omitting the disclosures tabulating your contractual obligations aggregated by type as of April 30, 2017; refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statement and Supplementary Data

Note 4. Long-term Debt / Line of Credit

West Lake Water Project and Carinthia Ski Lodge EB-5 Debt, page F-20

2.   We note you have evaluated Carinthia Group 1, LP and Carinthia Group 2, LP, determining that you are not required to consolidate these partnerships given that you do not have a variable interest in the partnerships. Please provide to us your analysis of how you determined you are not required to consolidate the partnerships, including how you assessed the voting interest model, and the basis for the initial recognition of $52 million when the funds were initially released from escrow to the partnerships.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3395 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Isaac Esquivel

                                        Isaac Esquivel
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities